UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38265

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
nVent Management Company Retirement Savings and Investment Plan
nVent Management Company
1665 Utica Avenue South, Suite 700
St. Louis Park, Minnesota 55416

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
nVent Electric plc
The Mille, 1000 Great West Road, 8th Floor (East)
London, TW8 9DW
United Kingdom

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	10
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
nVent Management Company Retirement Savings and Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of nVent Management Company Retirement Savings and Investment Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 22, 2021

We have served as the auditor of the Plan since 2020.

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 and 2019

	2020	2019
ASSETS:
Participant-directed investments — at fair value	$533,841,108	$474,219,780
Receivables
Notes receivable from participants	6,511,180	5,957,440
Employee contributions	574,305	357,838
Employer contributions	139,951	187,251
Other	43,820	1,806
Total receivables	7,269,256	6,504,335
Total assets	541,110,364	480,724,115
NET ASSETS AVAILABLE FOR BENEFITS	$541,110,364	$480,724,115
See accompanying notes to financial statements.

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS:
Contributions
Employee	$19,457,489
Employer	7,828,253
Rollover	922,625
Total contributions	28,208,367
Investment income
Interest and dividend income	2,693,538
Net appreciation in the fair value of investments	95,632,881
Total investment income	98,326,419
Total additions	126,534,786
DEDUCTIONS:
Distributions to participants	65,971,623
Administrative expenses	176,914
Total deductions	66,148,537
INCREASE IN NET ASSETS	60,386,249
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	480,724,115
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$541,110,364
See accompanying notes to financial statements.

Notes to financial statements
As of and for the year ended December 31, 2020

1.DESCRIPTION OF THE PLAN
The following description of the nVent Management Company Retirement Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
The Separation — In April 2018, Pentair plc ("Pentair") completed the separation of its Water business and its Electrical business into two independent, publicly traded companies (the "Separation"). To effect the Separation, Pentair distributed to its shareholders one ordinary share of nVent Electric plc ("nVent" or the "Company") for every ordinary share of Pentair held as of the record date of April 17, 2018 (the "Distribution"). The Separation was effective on May 1, 2018. In connection with the Separation and Distribution, the nVent Board of Directors approved the Plan for Pentair employees who transferred employment to nVent. The Plan was established on January 1, 2019.
General Information — The Plan is a defined contribution plan with a cash or deferred arrangement described in Internal Revenue Code ("IRC") Section 401(k). With certain exceptions, the Plan covers employees of U.S. subsidiaries of the Company who have attained age 18, although such employees must have one year of service before becoming vested in employer matching contributions. nVent Management Company is a subsidiary of the Company, and is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company ("Fidelity") is recordkeeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
Participation — Participation for regular full- and part-time employees may commence effective with the date of hire, provided that the employee is at least age 18. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $19,500 and $19,000 for 2020 and 2019, respectively. Employees who will be age 50 or older are permitted to make additional catch up contributions to the Plan up to the IRC limitation of $6,500 and $6,000 for 2020 and 2019, respectively.
The Plan has an automatic enrollment feature for new employees at a rate of 5% of eligible compensation with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 10%. Employees can opt-out of automatic enrollment and automatic annual increase at any time.
In 2019 and the first half of 2020, matching contributions were 100% of the first 5% of eligible compensation that was contributed to the Plan by the participant on a pre-tax basis made in the form of cash. In March 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a pandemic. The pandemic significantly impacted the economic conditions in the U.S. and global financial markets. In response to the adverse effects of the COVID-19 pandemic, effective July 1, 2020, the Company reduced the employer matching contributions to 50% of the first 5% of eligible compensation that was contributed to the Plan by the participant on a pre-tax basis. On January 1, 2021, the Company increased the employer matching contributions to 60% of the first 5% of eligible compensation, and on July 1, 2021, the Company will increase the employer matching contributions back to 100% of the first 5% of eligible compensation.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and investment gains and losses, and charged with withdrawals and allocations of Plan administrative expenses. The benefit to which a participant is entitled under the Plan is the value of the participant's vested account.
Investments — Participants direct the investment of their account into various investment options offered by the Plan and may change investments and transfer amounts daily. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds and stable value funds. Participants may also direct their investments through a trustee sponsored brokerage account, which offers the option to invest in a variety of individual stocks and mutual funds. Participants cannot allocate more than 25% of their contributions into the Company’s ordinary shares. Investment management fees are charged against 401(k) trust earnings before such earnings are allocated to participant accounts.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested

Notes to financial statements
As of and for the year ended December 31, 2020

account balance, not including employer contributions, or $50,000. Due to transfers of notes receivable from participants related to plan transfers in the current year, certain loans outstanding as of December 31, 2020 and 2019 may bear interest at rates higher than the prime rate plus 1%, however, there are no loans outstanding with an original maturity greater than 15 years.
Vesting — Participants are vested immediately in all elective deferral, after-tax, rollover, and discretionary contributions, plus actual earnings thereon. All matching contributions are 100% vested upon completion of 12 months of service.
Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan's administrative expenses. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. During 2020, there were $19,971 of Plan administrative expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $693 and $13,015 at December 31, 2020 and 2019, respectively.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested account balance. Some participants can also elect annual installments over a term-certain period.
Hardship Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount of pre-tax contributions and earnings thereon. Hardship withdrawals can occur any time with a maximum of two per calendar year.
Forfeitures — The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. As of December 31, 2020 and 2019, forfeited nonvested accounts totaled $9,464 and $130,871, respectively. During the year ended December 31, 2020, employer contributions were reduced by $240,000, and Plan administrative expenses were not reduced, as a result of the forfeited nonvested accounts.
Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") — On March 27, 2020, the CARES Act was signed into law in response to the Covid-19 pandemic. The CARES Act allows retirement plans to provide qualified participants who are impacted by the Covid-19 (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan opted in to implement the following provisions:
–Coronavirus-related distribution - Qualified participants may take a coronavirus-related distribution of up to $100,000 from their Plan without a 10% early withdrawal penalty. Eligible distributions were allowed to be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.
–Participant loans - Qualified participants may elect to suspend loan repayments due through December 31, 2020. Repayments must resume in January 2021. Loans will be reamortized to extend the payoff period by 1 year and will include accrued interest for the suspension period.
–Required minimum distributions - Required minimum distributions were temporarily suspended for 2020 for retired and retirement-aged individuals.

2.SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes to financial statements
As of and for the year ended December 31, 2020

Investment valuation and income recognition
The Plan provides various investment options to its participants, including corporate stock, mutual funds and stable value funds. Participants may also direct their investments through a trustee sponsored brokerage account, which offers the option to invest in a variety of individual stocks and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

The Plan's investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of benefits
Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2020 or 2019.

3.FAIR VALUE MEASUREMENTS
The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statement of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, ordinary shares and other investments — These investments are classified as level 1 and consist of various publicly-traded money market funds, mutual funds, ordinary shares and other investments. Ordinary shares are valued at the closing price reporting on the active market on which the securities are traded on the last business day of the

Notes to financial statements
As of and for the year ended December 31, 2020

Plan year. Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices and are actively traded.
Self-directed brokerage account — Introduced as an investment option in October 2020, these investments are classified as level 1 and include a variety of ordinary shares and mutual funds, as well as uninvested cash, which is recorded at carrying value as maturities are less than three months.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at net asset value ("NAV"), which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments within these trusts, and participant-directed withdrawals may be made at any time without penalty, regardless of their frequency or amount.
Stable value fund — A collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.
In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amount presented in the statement of net assets available for benefits.
The fair values of the Plan's investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy was as follows:

	December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
nVent Electric plc ordinary shares	$12,748,436	$—	$—	$12,748,436
Pentair plc ordinary shares	24,684,701	—	—	24,684,701
Interest-bearing cash	6,590,555	—	—	6,590,555
Mutual funds	74,811,826	—	—	74,811,826
Self-directed brokerage accounts	863,949	—	—	863,949
Net investments in the fair value hierarchy	$119,699,467	$—	$—	$119,699,467
Investments valued at NAV- common/collective trusts				369,979,672
Investments valued at NAV- stable value fund				44,161,969
Total investments at fair value	$119,699,467	$—	$—	$533,841,108

Notes to financial statements
As of and for the year ended December 31, 2020

	December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
nVent Electric plc ordinary shares	$16,082,951	$—	$—	$16,082,951
Pentair plc ordinary shares	25,858,895	—	—	25,858,895
Interest-bearing cash	2,062,443	—	—	2,062,443
Mutual funds	72,064,449	—	—	72,064,449
Net investments in the fair value hierarchy	$116,068,738	$—	$—	$116,068,738
Investments valued at NAV- common/collective trusts				317,560,170
Investments valued at NAV- stable value fund				40,590,872
Total investments at fair value	$116,068,738	$—	$—	$474,219,780

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2020 and 2019, there were no transfers between levels.

4.FEDERAL INCOME TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 24, 2019, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are stable value funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. During 2020, there were $19,971 of Plan expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $693 and $13,015 at December 31, 2020 and 2019, respectively.

At December 31, 2020 and 2019, the Plan held 464,934 and 563,719 ordinary shares of Pentair. During the year ended December 31, 2020, the Plan recorded dividend income of $308,306 with respect to the ordinary shares of Pentair. Effective April 1, 2021, the Pentair ordinary share investment option was removed from the Plan. Prior to April 1, 2021, participants had the option to exchange all or a portion of their investment balance in Pentair ordinary shares to another investment option, or have the shares transferred to a self-directed brokerage account. As of April 1, 2021, any remaining ordinary shares of Pentair not held in a self-directed brokerage account were liquidated and proceeds were used to acquire the applicable target date fund based on the age of the participant.
At December 31, 2020 and 2019, the Plan held 547,326 and 628,687 ordinary shares of nVent, the parent of the sponsoring employer, with a cost basis of $6,752,827 and $7,798,558, respectively. During the year ended December 31, 2020, the Plan recorded dividend income of $322,782 with respect to the ordinary shares of nVent.

6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2020 and 2019, the reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2020	2019
Net assets available for benefits per the financial statements	$541,110,364	$480,724,115
Less: Cumulative deemed distributions of participant loans	(336,312)	(303,860)
Net assets available for benefits per Form 5500	$540,774,052	$480,420,255

For the year ended December 31, 2020, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2020
Change in net assets available for benefits per the financial statements	$60,386,249
Less: Change in cumulative deemed distributions of participant loans	(32,452)
Change in net assets available for benefits per Form 5500	$60,353,797

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INCENTIVE PLAN		(EIN: 82-3123161)
		(Plan #001)
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020

		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
JPMorgan SmartRetirement Passive Blend Income Fund	*	$3,699,136
JPMorgan SmartRetirement Passive Blend 2020 Fund	*	21,009,670
JPMorgan SmartRetirement Passive Blend 2025 Fund	*	35,564,996
JPMorgan SmartRetirement Passive Blend 2030 Fund	*	35,400,041
JPMorgan SmartRetirement Passive Blend 2035 Fund	*	19,311,620
JPMorgan SmartRetirement Passive Blend 2040 Fund	*	20,879,440
JPMorgan SmartRetirement Passive Blend 2045 Fund	*	13,914,596
JPMorgan SmartRetirement Passive Blend 2050 Fund	*	19,257,642
JPMorgan SmartRetirement Passive Blend 2055 Fund	*	9,291,826
JPMorgan SmartRetirement Passive Blend 2060 Fund	*	2,296,779
Fidelity Growth Company Comingled Pool(1)	*	131,227,997
Legal & General US Total Stock Market Index	*	2,306,412
Legal & General International Developed Index	*	44,094,932
BlackRock Total Return Bond Fund	*	11,724,585
Total common collective trusts		$369,979,672
REGISTERED INVESTMENT COMPANIES:
Oakmark Fund Investor Class	*	$22,681,386
Dodge & Cox International Stock Fund	*	10,082,895
Fidelity US Bond Index PR(1)	*	7,459,599
Victory Integrity Small Cap Value Fund R6	*	6,358,532
Vanguard International Growth Fund ADM	*	9,828,572
Loomis Sayles Small Cap Growth Fund Class N	*	18,400,842
Total registered investment companies		$74,811,826
INTEREST-BEARING CASH
Vanguard Federal Money Market	*	$6,589,862
Vanguard Prime Money Market ADM	*	693
Total interest-bearing cash		$6,590,555
ORDINARY SHARES
Pentair plc ordinary shares(1)	*	$24,684,701
nVent Electric plc ordinary shares(1)	*	12,748,436
Total ordinary shares		$37,433,137
SELF-DIRECTED BROKERAGE ACCOUNTS
Fidelity Brokerage Link(1)	*	863,949
STABLE VALUE FUND:
Fidelity Managed Income Portfolio II, CL 1 (1)	*	44,161,969
PARTICIPANT PROMISSORY NOTES LOANS — Loan Fund (1) (2)	*	6,174,869
TOTAL		$540,015,977
(1)Party-in-interest.
(2)Interest rates range from 3.25% to 11.50%. Maturity dates range from 2021 to 2035.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, nVent Management Company, who administers the nVent Management Company Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 22, 2021.

nVent Management Company Retirement Savings and Investment Plan
By nVent Management Company

By	/s/ Randolph A. Wacker
Randolph A. Wacker
President and Treasurer